REPORTING FINANCIALS

AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

December 31, 2005

17

Birch Mountain Resources Ltd. Report of Management

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial processes that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States. Management is also responsible for the preparation, fair presentation and consistency of other financial information in the Annual Financial Report that is combined with the audited consolidated financials statements.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained for reporting financial statements and other financial information in accordance with applicable generally accepted accounting principles and in accordance with applicable securities rules and regulations. Management has also established disclosure controls and procedures designed to ensure accurate and timely disclosure of material information required by regulators. Disclosure of any financial information is approved in advance by the Audit Committee.

It is the responsibility of the Audit Committee and the Board of Directors to review the financial statements in detail with management prior to their approval of the financial statements for publication. In addition, the Audit Committee meets regularly with management and the external auditor to review accounting policies, financial reporting and internal controls. The Audit Committee is comprised of three independent and financially literate directors. The Audit Committee is responsible for the compensation of the external auditor and pre-approves their retention for the appointment and any such fees related to non-audit services.

External auditors are appointed by the shareholders to audit the financial statements and report directly to them. Their report is attached to the audited consolidated financial statements that follow. The external auditors have full and free access to the Audit Committee, the Board of Directors and management.

"signed"
Douglas J. Rowe, President and Chief Executive Officer

"signed"
Hansine M. Ullberg, Vice President Finance and Chief Financial Officer

18

Birch Mountain Resources Ltd. Report of Independent Registered Public Accounting Firm

To the Shareholders of
Birch Mountain Resources Ltd.

We have audited the consolidated balance sheet of Birch Mountain Resources Ltd. as at December 31, 2005, and the consolidated statements of loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

Our previous audit report dated March 22, 2006 has been withdrawn and the consolidated financial statements have been revised as described in note 22 to the consolidated financial statements.

The financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005, and note 19, which is as of November 10, 2006).

Calgary, Canada	Chartered Accountants
March 22, 2006 (except for note 22, which is as of November 10, 2006).

19

Birch Mountain Resources Ltd. (A Development Stage Company in Canada and An Exploration Stage Company in the U.S.) Consolidated Balance Sheets

Canadian Dollars

As At December 31	2005	2004

Assets
Current
Cash and cash equivalents (Note 3)	32,322,603	5,444,270
Accounts receivable	476,455	233,459
Prepaids and deposits	441,545	184,108
	33,240,603	5,861,837

Restricted cash (Note4)	1,000,000	-
Long-term prepaid (Note 5)	232,489	-
Property and equipment (Note 6)	318,786	181,217
Mineral properties (Note 7)	13,768,974	3,489,369
Total Assets	48,560,852	9,532,423
Liabilities
Current
Accounts payable and accrued liabilities	3,369,083	332,229
Advances on share subscriptions	-	173,252
Deferred revenue (Note 8)	50,306	50,306
Other current liabilities (Note 9)	3,346,264	2,500,000
	6,765,653	3,055,787

Asset retirement obligation (Note 10)	360,000	25,000
	7,125,653	3,080,787
Contingent liabilities (Note 9)

Shareholders' equity
Share capital (Note 11)	46,950,953	8,761,876
Contributed surplus (Note 12)	1,774,873	338,569
Deficit (Note 13)	(7,290,627)	(2,648,809)
	41,435,199	6,451,636
Total Liabilities and Shareholders' Equity	48,560,852	9,532,423

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

"signed"	Director	"signed"	Director
Larry W. Shelley		Kerry E. Sully

20

Birch Mountain Resources Ltd. (A Development Stage Company in Canada and An Exploration Stage Company in the U.S.) Consolidated Statements of Loss and Deficit

Year Ended December 31	2005	2004	2003

Expenses
Amortization	63,424	50,336	33,632
Consulting	96,027	79,973	800
Mineral exploration (Note 7)	540,481	762,371	744,385
Office	942,502	683,316	263,247
Professional fees	746,377	396,552	125,175
Research	-	-	11,150
Salaries and benefits	597,714	386,579	422,135
Shareholder services and promotion	742,439	329,993	213,203
Stock-based compensation (Note 15)	1,245,422	246,127	66,681
Loss before the following	4,974,386	2,935,247	1,880,408
Interest and other income	(332,568)	(48,190)	(11,205)
Gain on forgiveness of debt (Note 16)	-	-	(194,000)
Gain on disposal of investment	-	-	(6,768)
Limestone sale (Note 8)	-	-	(100,000)
	(332,568)	(48,190)	(311,973)
Loss for year	4,641,818	2,887,057	1,568,435
Deficit, beginning of year	(2,648,809)	(27,510,684)	(25,942,249)
Elimination of deficit (Note 13)	-	27,748,932	-
Deficit, end of year	(7,290,627)	(2,648,809)	(27,510,684)

Loss per share
Basic and diluted (Note 14)	(0.08)	(0.05)	(0.04)

        See accompanying notes to the audited consolidated financial statements.

21

Birch Mountain Resources Ltd. (A Development Stage Company in Canada and An Exploration Stage Company in the U.S.) Consolidated Statements of Cash Flows For the years ended December 31

	2005	2004	2003

Cash flows from operating activities
Payments to suppliers	(2,362,190)	(1,321,259)	(1,491,817)
Payments to employees	(687,429)	(878,063)	(921,277)
Interest paid	(4,746)	(3,900)	(45,921)
Interest received	325,121	47,549	2,358
	(2,729,244)	(2,155,673)	(2,456,657)
Cash flows from financing activities
Issuance of common shares for cash	40,331,448	9,381,086	4,623,601
Share issuance costs	(2,303,853)	(546,383)	(163,590)
Advances on share subscriptions upon the exercise of options	(173,252)	173,252	-
	37,854,343	9,007,955	4,460,011
Cash flows from investing activities
Mineral exploration costs	(7,045,773)	(3,153,233)	(230,970)
Restricted cash	(1,000,000)	-	-
Purchase of capital assets	(202,595)	(73,071)	(29,442)
Proceeds on disposal of investment	-	-	26,768
Proceeds on disposal of capital assets	1,602	-	800
	(8,246,766)	(3,226,304)	(232,844)
Increase in cash and cash equivalents	26,878,333	3,625,978	1,770,510
Cash and cash equivalents, beginning of year	5,444,270	1,818,292	47,782
Cash and cash equivalents, end of year	32,322,603	5,444,270	1,818,292

        See accompanying notes to the audited consolidated financial statements.

22

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

1.      Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past three and a half years its focus has been on the development of its industrial minerals. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of the limestone contained on the Company's mineral leases. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Muskeg Valley Quarry has been approved for development by the governmental regulators. The rights of the Company are to develop, extract and sell limestone products. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

2.      Significant accounting policies

(a)    Basis of presentation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below. A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in note 22 to these consolidated financial statements.

(b)    Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries, which have been inactive for some time. All intercompany balances and transactions have been eliminated.

(c)     Use of estimates

 The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(d)     Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less at the date of purchase.

(e)      Property and equipment
Property and equipment are recorded at cost. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

23

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

2.      Significant accounting policies (continued)

(f)     Mineral properties

 The Company expenses mineral exploration costs in the year they are incurred, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the reserve on such a property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of technical reports, which indicate whether a property is economically feasible. These expenditures will be depleted on a unit of production basis when the properties are developed to the stage of commercial production. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property, as the criteria for capitalization had been met.

The Company reviews its capitalized costs on a mineral property under development on an annual basis, or more frequently if events warrant, and will recognize an impairment in value on each property to the extent that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property. Future cash flows are estimated based on future recoverable minerals based on proven and probable reserves. Future cash flow estimates will also incorporate expected sales prices for recoverable minerals, costs of production and taxes, capital expenditures and development costs, remediation and closure costs, utilizing assumptions from its feasibility studies and subsequent engineering, geological or financial information where operations have not yet commenced.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

(g)      Asset retirement obligation

 The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense. There was no accretion expense recorded on the current year's financial statements, as the amount was immaterial.

(h)     Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(i)      Research costs

 The Company was actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

24

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

2.     Significant accounting policies (continued)

(j)      Future income taxes

 The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(k)     Stock-based compensation and contributed surplus

The Company has a stock-based compensation plan as described in note 11. Effective January 1, 2003, the Company adopted the new accounting standards of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is charged as an expense or capitalized depending on the nature of the grant, in the period the options are vest, based on the estimated fair value at the date of grant using the Black-Scholes Option Pricing Model. Prior to January 1, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro-forma basis only. Consideration paid by the option holders to the Company upon exercise of options is credited to common share capital.

(l)      Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(m)    Foreign currency translation

 Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items. Non-monetary assets and liabilities are translated at the rates prevailing at the transaction date. Revenues and expenses are converted at average exchange rates for the period. Any exchange gain or loss that arises on translation is included in the consolidated statement of loss for the period.

1.      Cash and cash equivalents

At December 31, 2005, cash equivalents included $31,911,272 (2004 - $4,425,596) invested in guarantee investment certificates earning interest at rates of 2.15% to 2.55% (2004 - 2.4%).

2.      Restricted cash

The Company pledged as collateral $1,000,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada. The Company has not drawn on the operating line except for a stand-by letter of credit, which is explained in Note 10.

3.      Long-term prepaid

The Company made a payment for the estimated timber damage charges for the clearing of the currently approved limestone quarry. The trees will be cleared as the limestone is accessed over a number of years of planned production. This long-term asset will be reduced as the clearing occurs on a basis of hectares cleared over the total amount of hectares for which the timber damage payment was based, being the total approved area.

25

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

6.       Property and equipment

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	459,429	229,843	229,586	312,522	205,485	107,037
Computer	333,238	251,222	82,016	279,553	220,233	59,320
Leasehold improvements	38,382	31,198	7,184	38,382	23,522	14,860
	831,049	512,263	318,786	630,457	449,240	181,217

7.       Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

Athabasca Region

At December 31, 2005, the Company's mineral property in the Athabasca region consisted of 32 (2004 - 38) permits, which includes 22 (2004 - 15) permits in the process of being converted by the Company to leases and 69 (2004 - 65) leases for a total area of 402,748 (2004 - 335,190) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized
	At Dec 31,	For the year	At Dec 31,	For the year	At Dec 31,
	2005	ended Dec 31,	2004	ended Dec 31,	2003
		2005		2004
Asset retirement obligation	360,000	335,000	25,000	25,000	-
Administration	811,137	731,754	79,383	73,910	5,473
Assay and geological	105,744	28,004	77,740	77,740	-
Land lease and permit	59,808	9,278	50,530	47,320	3,210
Materials, services and drilling	5,084,304	2,563,638	2,520,667	2,308,342	212,325
Site preparation	6,001,827	5,941,256	60,570	60,571	-
Salaries	1,063,010	478,755	584,255	479,089	105,166
Travel and accommodations	283,144	191,920	91,224	81,262	9,962
	13,768,974	10,279,606	3,489,369	3,153,233	336,136

Mineral exploration costs
	2005	2004	2003
Administration	36,209	34,276	65,797
Assay and geological	84	654	20,429
Land lease and permit	390,088	611,857	146,327
Materials, services and drilling	18,130	45,737	179,060
Salaries	89,715	66,708	315,925
Travel and accommodations	6,255	3,139	16,847
	540,481	762,371	744,385

Since inception, the Company has spent a total of $17,734,046 on mineral exploration and development of which, $13,768,974 has been capitalized.

26

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

8.       Deferred revenue

In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine, which would be extracted by Syncrude and reported monthly. The Company received a non-refundable $100,000 payment and a payment of $57,188 to be applied against future extraction. During the current year, no limestone was extracted (2004 - nil; 2003 - $6,882)

9.       Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, that provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest. The Company has estimated and accrued a potential liability in the amount of $3,346,264 (2004 - $2,500,000). Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change. Based on information available at the time of these amended filings, the Company increased its original estimate of the potential liability by $300,000. This change has been accounted for as a change in estimate due to better information becoming available. The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. This amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. The Company believes this estimate could vary higher or lower by up to fifteen percent.

10.     Asset retirement obligation

The Company has estimated the total discounted cost of reclaiming the site of its limestone quarry, which underwent significant development and site work during the year to be $360,000 (undiscounted - $1,100,000). This estimate is based on costs provided by consulting engineers to the Company for costs that would be incurred by third parties to return the Muskeg Valley Quarry to its reclaimed status as defined under the Company's environmental and operating permits. The estimate has been determined using a 2% inflation rate and a 7.5% discount factor for costs allocated to two categories. Site infrastructure will service the quarry for its estimated fifty year life and the initial production quarry area is estimated not be reclaimed for ten years. This amount is subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation and the discount rate used. A $670,000 irrevocable standby letter of credit was drawn on the Company's operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

27

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

11.     Share capital

(a) Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b) Issued - Common shares
	Number	Amount
Balance December 31, 2003	50,449,085	28,946,174
Issued for cash
Issued on exercise of options	545,180	198,834
Issued on exercise of warrants	5,395,292	2,723,054
Private placements (ii)	3,891,013	2,865,038
Flow-through shares (ii)	6,026,229	2,294,344
Reclassified from contributed surplus upon exercise of options	-	29,746
Share issuance costs	-	(546,382)
Elimination of deficit (note 13)		(27,748,932)
Balance December 31, 2004	66,306,799	8,761,876
Issued for cash
Public offering (i)	9,000,000	36,000,000
Issued on exercise of options	2,229,500	1,430,848
Issued on exercise of warrants	2,885,188	2,900,600
Reclassified from contributed surplus upon exercise of options	-	461,482
Share issuance costs (i)	-	(2,303,853)
Reduction in share capital for flow through shares (note 10)		(300,000)
Balance December 31, 2005	80,421,487	46,950,953
(i)

On September 2, 2005, the Company closed a public equity offering of 9,000,000 shares at $4.00 per share for gross proceeds of $36,000,000. Share issue costs of $2,303,853 were incurred in connection with this offering. These fees are reflected as a reduction in the proceeds from the share issuance.

(ii)

In December 2004, the Company completed a private placement of 732,263 units at $1.50 per unit. Of these units 142,896 units were flow-through and the remaining 589,367 consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $2.00 before December 31, 2005.

In July, August and December 2004, the Company completed a private placement in three tranches. A total of 9,184,979 units at $0.60 per unit were issued. Of these units 5,883,333 units were flow-through and the remaining 3,301,646 consisted of one common share and one-half of one common share warrant, each whole share warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005. The agent received 666,667 warrants, each warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005.

28

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

11.    Share capital (continued)

(c)    Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004. The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons. The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Venture Stock Exchange of the previous day.

The Company has outstanding options on common shares as follows:
	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2003	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	665,000	1.36	1.36	2004
Exercised	545,180	0.26 - 0.55	0.40	2007-2008
December 31, 2004	7,316,070	0.26 - 0.74	0.37	2005-2009
Granted	2,465,000	2.09 - 7.81	2.60	2009
Cancelled	350,000	2.35 - 2.48	2.41	2009
Exercised	2,229,500	0.26 - 2.48	0.78	2007-2010
December 31, 2005	7,201,570	0.26 - 7.81	0.84	2006 -2010

Stock options outstanding and exercisable as at December 31, 2005 are as follows:
Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.60	65,000	65,000	January 2006
0.65	125,000	125,000	April 2006
0.50	67,000	67,000	May 2006
0.26	790,000	790,000	March 2007
0.34	975,000	975,000	April 2007
0.30	1,550,000	1,550,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,649,500	1,237,125	August 2009
0.74	7,500	5,625	November 2009
2.35	267,500	133,750	January 2010
2.48	1,092,570	546,285	March 2010
2.09	262,500	131,250	April 2010
7.81	225,000	56,250	November 2010
0.84	7,201,570	5,807,825	2006 - 2010

29

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

(d)      Warrants

In relation to private placements, the Company has issued warrants. There are no shares held in escrow or reserved for issuance in relation to warrants. Warrants outstanding at December 31, 2005 are as follows:

	Number of	Exercise Price	Weighted Average	Expiry
	Warrants	Range ($)	Exercise Price ($)	Date
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
Issued	2,906,857	0.75 - 2.00	1.01	2005
Expired	5,418,758	0.50	0.50	2004
Exercised (ii)	5,395,292	0.50 - 2.00	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	1.01	2005
Exercised (i)	2,885,188	0.75 - 2.00	1.01	2005
December 31, 2005, outstanding	-	-	-	-

(i)      During 2005, all outstanding warrants were exercised before their expiry at December 31, 2005. A corresponding number of common shares were issued at a weighed price of $1.01 for total consideration of $2,900,600.

(ii)     During 2004, 5,395,292 warrants were exercised and a corresponding number of common shares were issued at a weighted average price of $0.50 each for a total consideration of $2,723,054.

12.     Contributed surplus

Balance, December 31, 2003	89,957
Options granted to employees, directors and officers	246,127
Options granted to advisors	32,231
Options exercised and reclassed to share capital	(29,746)
Balance December 31, 2004	338,569

Options granted to employees, directors and officers	1,700,671
Options granted to advisors	197,114
Options exercised and reclassed to share capital	(461,482)
Balance December 31, 2005	1,774,873

13.     Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

14.     Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 71,644,531 (2004 - 56,596,951; 2003 - 41,147,226,). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive. All of the Company's outstanding options are available for dilution in future periods.

30

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

15.     Stock-based compensation and stock-based expenses

Stock-based compensation expense and stock-based expenses recorded were are follows:

	2005	2004	2003
Stock-based compensation for stock issued and	798,569	112,765	66,681
vested in the current period (i)
Stock-based compensation for stock issued in	902,102	133,362	-
prior periods and vested in the current
period
Less stock-based compensation capitalized in	(455,248)	-	-
mineral properties
Net stock-based compensation expense	1,245,422	246,127	66,681
Stock-based expenses for options issued to	197,114	35,922	-
advisors included in professional fees in the
period (ii)
Total stock-based expenses	1,442,536	282,049	66,681

(i)       During 2005, $350,000 stock options at a weighted average price of $2.41 were forfeited by a director.

(ii)      Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. The weighted average assumptions used for options issued to employees, directors and officers may differ from those used for options issued to advisors as the expected life of the options issued by the Company may be different as the term of the option is often shorter.. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005		2004		2003
	Employees,	Advisors	Employees,	Advisors	Employees,	Advisors
	directors and		directors		directors and
	officers		and officers		officers
Expected life	2 years	2 years	1 to 2 years	1 year	3 years	2 year
Risk-free interest rate	4.3 to 4.8%	4.3 to 4.8%	3.8%	3.8%	3.9%	3.8%
Expected volatility	85% - 100%	85% - 100%	65%	65%	65%	65%
Annual dividends	nil	nil	nil	nil	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company's net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2005	2004	2003
Pro-forma loss	(4,714,830)	(2,960,069)	(1,641,447)
Loss per share, basic	(0.07)	(0.05)	(0.04)

16.     Gain on forgiveness of debt

During 2003, the Company reversed a $194,000 accrued payable that was an estimate accrued in 1998 and no longer payable relating to the estimated costs of discontinuing the Indonesian operations.

31

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

17.     Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

	Land	Other	Total
2006	471,172	265,563	736,735
2007	471,172	93,048	564,220
2008	471,172	29,620	500,792
2009	471,172	-	471,172
2010	471,172	-	471,172
	2,355,860	388,231	2,744,091

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease.

18.     Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

  Included in shareholder services and promotion is $7,874 (2004 - $14,656; 2003 - $1,469) paid to a company controlled by the spouse of a director.

  Included in professional fees is $85,734 (2004 - $37,159; 2003 - $26,327) of consulting and legal fees paid to companies owned by an officer. The Company has a contractual retainer agreement for $4,000 per month.

  Included in professional fees is $240,859 (2004 - $99,145; 2003 - $77,254) of legal fees paid to a law firm in which an officer was a partner.

  Included in accounts payable is $18,789 (2004 - $7,945; 2003 - $24,953) relating to these transactions.

19.     Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2005	2004	2003
Loss before taxes	4,641,818	2,887,057	1,568,435
Expected tax recovery at (2005-33.62%; 2004 -36.70%; 2003-40.80%)	1,560,579	1,059,550	639,921
Non-deductible expenses for tax	(593,026)	(120,779)	(36,613)
Other	179,941	(9,665)	-
Change in enacted tax rates	(602,277)	-	-
Valuation allowance	(545,217)	(929,106)	(608,308)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

32

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

19.     Income taxes (continued)

Future income tax assets consist of the following temporary differences:

	2005	2004	2003
Industrial mineral mines (i)	4,974,118	6,590,913	5,840,161
Property and equipment (i)	-	69,911	90,770
Scientific Research and Experimental Development expenditures unclaimed (ii)	85,141	77,702	79,438
Non-capital loss carry forwards (iii)	2,815,375	654,525	436,552
Share issuance costs and other	754,824	154,518	54,692
Asset retirement obligation	121,032	-	-
Valuation allowance	(8,750,490)	(7,547,569)	(6,501,613)
Future tax assets (net of valuation allowance)	-	-	-

(i)     The Company has undepreciated capital cost allowance of $28,880,000 (2004 - $21,480,000; 2003 - $16,804,000), which may be carried forward indefinitely.

(ii)    The Company has Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely.

(iii)   Non-capital loss carry forwards of approximately $8,400,000 are available to offset future income. If unused, they will expire as follows:

2006	$ 185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	4,116,000
2012	3,360,000

33

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

20.     Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration and development of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division will generate its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. In 2003 and 2004 the Mineral Exploration and Technology segments of the business were reported separately. As they have become less significant segments and the general corporate philosophy has shifted to industrial minerals, these segments have been combined and the prior period amounts reclassified to reflect the combination into one segment. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company's activities are focused in Western Canada and the Company's assets are located in Alberta.

	Industrial	Mineral
		Exploration and	Corporate	Total
	Minerals	Technology
2005
Interest income	-	-	332,568	332,568
Expense	-	540,481	4,433,905	4,974,386
Loss	-	(540,481)	(4,101,337)	(4,641,818)
Assets	14,424,221	33,798	34,102,833	48,560,852
2004
Interest income	-	-	48,190	48,190
Expense	-	762,371	2,172,876	2,935,247
Loss	-	(762,371)	(2,124,686)	(2,887,057)
Assets	3,585,938	59,393	5,887,092	9,532,423
2003
Interest income	100,000	-	211,973	311,973
Expense	471,191	273,194	1,136,023	1,880,408
Loss	(371,191)	(273,194)	(924,050)	(1,568,435)
Assets	364,892	39,510	2,019,831	2,424,233

21.     Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the year-end exchange rate.

	2005	2004
Cash (CAD$)	234,711	387,182
Accounts payable (CAD$)	47,142	20,376

34

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

22.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

	2005	2005	2004	2004
	As restated	As previously	As restated	As previously
		reported		reported

Mineral properties - Canadian GAAP	13,768,974	13,768,974	3,489,369	3,489,369
Exploration expenditures capitalized (a)	(13,768,974)	(1,525,699)	(3,489,369)	(1,525,699)
Mineral properties - U.S. GAAP	-	12,243,275	-	1,963,670

Shareholders' equity - Canadian GAAP	41,435,199	41,435,199	6,451,636	6,451,636

Share capital (c)	74,699,885	46,950,953	36,510,808	8,761,876
Contributed surplus	1,774,873	1,774,873	338,569	338,569
Deficit (c)	(35,039,559)	(7,290,627)	(30,397,741)	(2,648,809)
	41,435,199	41,435,199	6,451,636	6,451,636
Exploration expenditures capitalized (a)	(13,768,974)	(1,525,699)	(3,489,369)	(1,525,699)
Shareholders' equity - U.S. GAAP	27,666,225	39,909,500	2,962,267	4,925,937

The impact on the consolidated statement of loss would be as follows:
	2005	2005	2004	2004
	As restated	As previously	As restated	As previously
		reported		reported
Loss for the year - Canadian GAAP	4,641,818	4,641,818	2,887,057	2,887,057
Exploration expenditures capitalized (a)	10,279,606	-	3,153,233	1,189,563
Loss for the year - U.S. GAAP	14,921,424	4,641,818	6,040,290	4,076,620

Loss per share - U.S. GAAP
Basic and fully diluted	(0.21)	(0.08)	(0.11)	(0.07)

Significant differences between Canadian GAAP and U.S. GAAP that would have an effect on these consolidated financial statements are as follows:

a)    Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. The Company has adjusted its accounting for mineral properties under U.S. GAAP. Previously, the Company capitalized development costs for mineral properties commencing in 2004 when an independent prefeasibility report confirmed a local market for products to be produced from the Company's mineral properties. Now for U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves according to SEC Industry Guide 7. Capitalized costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. The result of this restatement is to write-off $10,279,606 ($0.13 per share) and $1,963,670 ($0.04 per share) of mineral expenditures in 2005 and 2004, respectfully.

Under Canadian GAAP, the Company is regarded as a development stage enterprise and under U.S. GAAP the Company is regarded as an exploration stage enterprise.

35

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

Prior to January 1, 2003, the Company's treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference. For 2003, 2004 and 2005, the Company's reserves do not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

(b)    Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements.

          For the years ended December 31, 2004 and 2003, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8% to 3.9%, an expected volatility of 65% and an expected life of one to three years. For 2004, the fair value of the options, calculated as $278,357 (2003 - $66,681), is included in the net loss. Prior to Jan 1, 2003, the Company accounted for stock options in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, stock-based compensation to employees and directors is calculated using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price versus the exercise price at the date granted.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2005	2004	2003
Loss for the year - U.S. GAAP	14,921,424	6,040,290	1,904,571
Pro-forma stock compensation	73,012	73,012	73,012
Pro-forma loss for the year - U.S. GAAP	14,994,436	6,113,302	1,977,583

Pro-forma loss per share - U.S. GAAP
Basic and diluted	(0.21)	(0.11)	(0.06)

(c)     Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, made by the Company in 2004, is not permitted by U.S. GAAP. As a result, under U.S. GAAP, capital stock and deficit is increased by $27,748,932 in 2005 and 2004.

(d)      For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

36

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

22.     Material differences between Canadian and United States generally accepted accounting principles (continued)

New Accounting Pronouncements in U.S. GAAP

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 123R, Share-Based Payments. This statement revised Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Statement 123R requires all stock-based awards issued to employees to be measured at fair value and to be expensed in the income statement. This statement is effective for fiscal years beginning after June 15, 2005. We are currently expensing all stock based awards issued to employees, directors and advisors using the fair value method and do not believe the adoption of this standard will impact our results of operations or financial position.

In March 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-6 Accounting for Stripping Costs Incurred during Production in the Mining Industry. The EITF concluded that the costs of removing overburden and waste materials, referred to as "stripping costs" incurred during the production phase of a mine are variable production costs and should be included in the costs of the inventory produced during the period that the stripping occured. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. As the Company begins production subsequent to December 31, 2005, we will follow the recommendations of No. 04-6.

In June 2005, The FASB issued Statement 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirement for the accounting and reporting for a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. In the absence of explicit transition provision provided in a new or existing accounting pronouncement, Statement 154 now requires retrospective application of changes in accounting principles to prior period financial statements, unless it is impracticable to do so. This Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

37

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

23.    Subsequent events

Subsequent to year-end, an additional 592,500 stock options were issued to employees, directors and officers.

24.    Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

38